Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

VIA EDGAR

Ms. Lilyanna Peyser

Ms. Jennifer Thompson

Ms. Jennifer Lopez

Ms. Sondra Snyder

Division of Corporation Finance

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Quhuo Limited (CIK No. 0001781193)

Response to the Staff’s Comments on

Amendment No.5 to Draft Registration Statement on

Form F-1 Confidentially Submitted on May 14, 2020

Dear Ms. Peyser, Ms. Thompson, Ms. Lopez and Ms. Snyder,

On behalf of our client, Quhuo Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 28, 2020 on the Company’s amendment No.5 to draft registration statement on Form F-1 confidentially submitted on May 14, 2020 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is filing its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the filed exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

The Company respectfully advises the Staff that it currently contemplates to file an amendment to the Registration Statement containing the estimated offering size and price range in the week of June 14, 2020, and commence the road show for the proposed offering in the week of June 21, 2020. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊 • 桑西尼 • 古奇 • 罗沙迪律师事务所

AUSTIN        BEIJING        BOSTON         BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK        PALO ALTO

SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

June 4, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations

COVID-19 Outbreak, page 75

1.

We note your response to comment 2 and we reissue in part. Please revise your disclosure to further describe any known trends and uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations, in light of the impact of COVID-19 on your business. For example, consider discussing, as you do in Note 25 to your financial statements, that “[t]he Company’s first quarter results of operations have been negatively impacted.” Please refer to CF Disclosure Guidance: Topic No. 9.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4-6 and 78-79 of the Registration Statement.

Consolidated Financial Statements for the Year Ended December 31, 2019

Note 5. Business Combination, page F-31

2.

We note from your response to comment 5 that you corrected the number of options granted to non-employees to exclude 583,277 options granted to the former shareholders of Huadian Tianze and Jilin Taisen as part of the purchase consideration for the acquisition of those entities. Please revise your disclosure in either Note 5 or Note 16 to disclose the number of options granted to replace those originally granted under the 2017 Plan as part of the purchase consideration for these entities so that investors may derive the number of options outstanding at December 31, 2019 from the information in your financial statements.

In response to the Staff’s comment, the Company has revised Note 16 on page F-39 of the Registration Statement to disclose the number of options granted to replace those options originally granted under the 2017 Plan as part of the purchase consideration for the acquisition of Huadian Tianze and Jilin Taisen.

Note 10. Intangible Assets, page F-34

3.

Based on the intangible asset roll forward provided in your response to comment 4, it appears you disposed of intangible assets with a net book value of RMB 30,248 during Fiscal 2019. In addition, your Consolidated Statements of Cash Flows reflect proceeds from the disposal of intangible assets in the amount of RMB 21,167 during Fiscal 2019. It appears that the difference between the net book value of these intangible assets and the sales price is RMB 9,081. Please explain to us in reasonable detail how you determined the loss on disposal of intangible assets in the amount of RMB 3,840 as reflected in your Consolidated Statements of Comprehensive Loss for Fiscal 2019.

The Company respectfully advises the Staff that the total selling price of the disposed intangible assets during Fiscal 2019 was RMB26.4 million, of which the Company received RMB21.2 million as of December 31, 2019, and the remaining RMB5.2 million was included in prepayments and other current assets as of December 31, 2019. The difference of RMB3.8 million between the net book value and the total selling price was recorded as the loss on disposal of intangible assets.

***

June 4, 2020

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via email at douyang@wsgr.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at Ernst & Young Hua Ming LLP, Yap Yin Onn, by telephone at 86-21-2228-2277, or via email at Derick.Yap@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang

Dan Ouyang

Enclosures

cc:

Leslie Yu, Chairman and Chief Executive Officer, Quhuo Limited

Wenting Ji, Chief Financial Officer, Quhuo Limited

Yap Yin Onn, Partner, Ernst & Young Hua Ming LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP

Daying Zhang, Esq., Partner, Latham & Watkins LLP